LEAD INVESTOR

David W Carstens

I strongly believe in the need for a collaborative workspace for innovators, management, outside counsel, and even outside investors. I am especially intrigued by the "invention radar" feature. The ability to surface ideas that are floating inside of a company will be a valuable tool. And the ability to find those hidden gems in any of the many channels of communications like gmail or Slack is very novel. Doxile also allows control over who has access to which ideas and which reports.

Invested $250,000 this round

doxile.com Dallas TX

Technology Software Saas Artificial Intelligence B2B